                             SEC file number 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of March 2003
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                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  A   Form 40-F
              -----           -

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No    A
         ------    -------

     (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________ .)

     This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of
     Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 14 March 2003                         FLETCHER CHALLENGE FORESTS LIMITED
                                           ----------------------------------




                                                   [GRAPHIC OMITTED]

                                                      P M GILLARD
                                                      SECRETARY
                                                      ----------

                        [FLETCHER CHALLENGE FORESTS LOGO]

                            N E W S  R E L E A S E


        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).




                   SALE OF FOREST CUTTING RIGHTS UNCONDITIONAL


Auckland, 14 March 2003 - Fletcher Challenge Forests advises that the US$65 million forest cutting rights contracts with two entities managed and advised by UBS Timber Investors are now unconditional. Closing is scheduled for the end of March, 2003.

Details of the cutting rights contracts can be found on the Company's website, www.fcf.co.nz, under "News Releases".


Ends